
07025291

7/10

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME East Japan Railway Co.



*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 04990 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/17/07

(This is a translation, for information purpose only, of the original Business Report, attached materials to the Notice of the General Meeting of Shareholders, in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese version. The financial statements included in this Business Report have been prepared in accordance with the Business Corporation Law and related laws and regulations of Japan.)

(Attached Materials for the Notice of the 20th Ordinary General Meeting of Shareholders)

BUSINESS REPORT

For the fiscal year from April 1, 2006 through March 31, 2007

I. ITEMS CONCERNING STATUS OF THE GROUP

1. Business Progress and Results

(1) Overview

During this fiscal year, despite a weakening in personal consumption seen in the latter half of the year, the Japanese economy remained on a recovery trend as private capital investment continued to rise, supported by strong corporate performance. Amid these economic conditions, the Group worked aggressively to further the development of their operations by upgrading transportation services and actively developing non-transportation activities centered on stations, while also proactively working to expand the usage scope and quality of services related to "Suica" electronic money card services.

As a consequence, increases in the operating revenues of all business segments brought an increase of 2.5% in total operating revenues from the previous fiscal year, to ¥2,657.3 billion, and operating income expanded 8.1% from the previous fiscal year, to ¥428.0 billion. Ordinary income grew 9.2% from the previous fiscal year, to ¥300.0 billion, as a result of lower interest payments and other factors. Net income increased 11.6% from the previous fiscal year, to ¥175.8 billion, supported by gains from the sale of fixed assets and other factors.

(2) Summary of Operations by Business Segment

A. Transportation Services

As for transportation services, in railway operations, we upgraded our facilities and early restoration system in order to improve safety and stability. We also worked to increase revenue by utilizing railway networks and we developed customer services by improving stations and other railway facilities, and improved service by, for example, making it easier for passengers to change trains.

On the safety measures side, we continued to strive to boost operational safety based on our "Safety Plan 2008". To prevent train accidents, we have continued to introduce ATS-P and ATS-Ps systems, which automatically stop trains in order to prevent collisions and excessive speed particularly on curved track sections, on conventional lines. With respect to countermeasures for earthquakes, having learned lessons from the Niigata Chuetsu

Earthquake in 2004, we have strengthened elevated railway tracks and improved the Shinkansen emergency earthquake detection system, and we have started to work on measures to minimize damage caused by derailment by, for example, improving rolling stock and ground equipment. Moreover, since the accident on the Uetsu line in 2005, we have worked to ascertain the accident's cause, increased the number of wind meters and windbreak fences, and initiated research on using weather information and weather monitoring using Doppler radars.

To enhance stable transportation, we have continued to implement countermeasures to prevent accidents caused by rainfall, and in consideration of the series of major transportation disruptions in the Tokyo metropolitan area, we have established a special project unit to research countermeasures, and have worked to strengthen ground equipment and rolling stock and to improve early restoration system based on the result of this research.

As for customer service, we have implemented an "Improvement of Customer Service" program aimed at establishing a corporate culture in which employees act with initiative to provide customer-oriented services in every station that has a stationmaster. We have also expanded our "Lost and Found Management System", which is aimed at handling lost property inquiry quickly, to all operational areas. Furthermore, in response to customer requests and increasing social momentum, in March 2007 we prohibited smoking in all areas of the Shinkansen and limited express trains, excluding sleeper trains and some other trains, and have also established smoking rooms with ventilation equipment on major platform including Shinkansen platforms. Moreover, we increased the number of women-only cars for local trains on the Joban line (direct connection to Tokyo Metro Chiyoda line) and local trains on the Sobu line during the morning commuting time. We have also improved station accessibility for elderly and handicapped passengers by increasing the number of elevators and escalators at stations and encouraging employees to obtain service assistant qualifications. In order to enhance the provision of information during transportation disruptions, we have established information displays at the ticket gates in major stations in the Tokyo metropolitan area that show when trains are not running on schedule, and have started to issue train delay certificates via the Company's website for morning commuting trains running on major lines in the Tokyo metropolitan area.

With respect to "Suica", we launched the "EASY Mobile Suica" service in October 2006, which enables customers to use "Mobile Suica" without a credit card. In March 2007, Suica became interchangeable with "PASMO" IC cards of other railway and bus operators in the Tokyo metropolitan area. This has made using public transportation in the area even easier. Also in conjunction with the service schedule revision in March 2007, a "Green Car Suica System" was introduced on the Joban line. Approximately 19.7 million Suica cards have been issued as of the end of this fiscal year.

In sales and marketing, we actively sold travel packages for the Nikko and Kinugawa regions which was launched in conjunction with the start of cooperative direct operation of limited express trains with Tobu Railway Co., Ltd. in March 2006, and we implemented campaigns to promote seasonal travel to various destinations such as the "To Aizu This Summer 2006 Campaign" and the "Chiba Destination Campaign". We also promoted regional tourism development, selling View packages and discount packages for limited trains utilizing the "Eki-Net" internet seat reservation service, in order to stimulate tourism in our operating areas. With respect to "Otona no Kyujitsu Club", which targets seniors and baby boomers, we have enhanced our services and actively recruited members through expanded collaboration with other companies and member events. To promote the use of train by visitors from overseas, we have actively sold group travel packages using the Shinkansen and other trains, "JR EAST PASS" and individual travel packages mainly in the Asian market. Furthermore, we have implemented a campaign to promote membership and use of "Eki-Net" and have promoted the introduction of "Business Eki-Net", a new Internet-based JR ticket sales system for corporations that was launched in March 2006.

As for train services, two service schedule revisions were implemented during this fiscal year. In July 2006, we added green cars to all local trains on the Utsunomiya and Takasaki lines arriving and departing from Ueno, and concurrently added 15-car trains on these railway sections as well as the Shonan-Shinjuku line to reduce congestion. In the service schedule revision in March 2007, we introduced E531 double-decker green cars and launched local train green car operation between Ueno and Takahagi on the Joban line, and increased the number of trains running on the Yamanote and Musashino lines during the peak morning commuting hours to reduce congestion. Also, in line with the launch of Sendai Airport access line by Sendai Airport Transit Co., Ltd., we started cooperative direct operations between Sendai and Sendai Airport. Moreover, from December 2006, in response to customer requests we began to introduce new E233 rolling stock developed under the concepts of "rolling stock that are friendly to elderly, female and disabled passengers", "rolling stock with improved information service and performance" and "rolling stock that do not break down" on the Chuo, Ome and Itsukaichi lines.

In research and development, we have conducted research and development on the prevention of railway accidents caused by natural phenomena and measures against Shinkansen derailments during earthquakes. In addition to "FASTECH 360 S", a high-speed Shinkansen prototype train, we began test runs of "FASTECH 360 Z", which can run through Shinkansen track sections and conventional line track sections. With respect to "NE Train (New Energy Train)" aimed at realization of a new environmentally-friendly power system, we will utilize the results of development of a diesel hybrid railcar which is scheduled to start operation on the Koumi line from the summer of 2007, and we have conducted research and development on the world's first hybrid diesel/electric battery-powered railcars. In addition, we have conducted research and development on a system to provide passengers with necessary information when there are train service disruptions, such as operation information, transfer information and train location information, in a timely and comprehensive manner.

As for environmental protection measures, we started using power-saving rolling stock and have promoted the recycling of trash and waste generated in stations, trains, general rolling stock centers and other facilities. We have continued to promote the "Adatara Tree-Planting Project" campaign as an environmental protection activity, to revitalize the forests by planting trees indigenous to the region. In December 2006, we were awarded the "Minister of Environment's Award on Global Warming Prevention Activities" in two categories for our "development and introduction of energy-saving E231 rolling stock" and our "Railway Lines Forestation Program", which have been continuously promoted by each branch office. With respect to environmental management, "JR East Eco Activities", which comprises environmental protection activities at each workplace, have been initiated company-wide.

In bus operations, in a highly competitive operating environment, we have launched new routes, created new package products, taken on public bus operation services, and reduced unprofitable routes to strengthen our management base. We have also made it easier to purchase packages with a new sales system introduced in March 2006, and carrying on from the previous year, we have worked to promote the use of buses by introducing new models that are safer and more comfortable.

In monorail operations, upon completion of a sidetrack at Showajima station, in the service schedule revision in March 2007, we commenced operation of the "Airport Express" nonstop service between Hamamatsu-cho and Haneda Airport Terminal 1 to make accessing Haneda Airport more convenient.

As a result, for railway operations, the number of passengers was 5.9 billion, up 1.3% from the previous fiscal year, and passenger kilometers were 127.6 billion, up 1.2% from the previous fiscal year. Operating revenues from transportation services increased by 1.1% from the previous fiscal year, to ¥1,882.9 billion due to increases in both commuter pass and non-commuter pass incomes in the railway operations, and operating income grew 7.2% from the previous fiscal year, to ¥319.0 billion.

B. Station Space Utilization Services

In the station space utilization services, we continued to implement our "Station Renaissance" business strategy, which aims to create new station environments for the 21st century. Specifically, we completed such development projects as the second and third phases of the "Dila Ofuna" project in Kanagawa carrying on from the first phase in February 2006, while proceeding with the station development project at Takadanobaba station. We have increased the number of "NEWDAYS" convenience stores and implemented refurbishment and business stimulation promotion projects at existing "NEWDAYS" stores. Additionally, JR East Water Business Co., Ltd. was established and commenced operations in October 2006 as a core company for the beverage business aimed at unifying of the Group's beverage procurement operations.

As a result, with the revenues from "Ecute Shinagawa" in Tokyo, which opened in October 2005, the operating revenues from the station space utilization services increased 4.7% from the previous fiscal year, to ¥414.3 billion. Operating income surged 9.1% from the previous fiscal year, to ¥33.2 billion.

C. Shopping Centers and Office Buildings Services

In shopping center operations, we undertook renewal of "Atré Shin-Urayasu" and "Box Hill Matsudo" in Chiba, and "LUMINE EST" and "Atré Ebisu" in Tokyo. For other shopping centers, we actively recruited strong tenants that can attract customers. Measures to promote low-cost operation and to strengthen marketing capabilities and financial position in this business segment included reorganizing five shopping center management companies into two companies through a merger.

Regarding the office building business, we opened "Sapia Tower" at the Nihonbashi entrance of Tokyo station in March 2007 as the first phase of the "Tokyo Station City" development plan, and continued development of "GranTokyo North Tower I, GranTokyo South Tower" in Tokyo, which is scheduled for completion in October 2007.

As a result, operating revenues from the shopping centers and office buildings services increased 3.9% from the previous fiscal year, to ¥205.9 billion. Operating income rose 8.9% from the previous fiscal year, to ¥58.6 billion.

D. Other Services

As for other services, in hotel operations, we opened "HOTEL METS Koenji" in Tokyo and have renewed guest rooms and banquet halls at other hotels to strengthen our competitiveness. In advertising and publicity operations, we strove to increase sales of transport advertising focusing on station facilities and in-train video advertising. Among other services, we opened "Jexer Fitness & Spa Ueno", Tokyo's largest-scale fitness club, and increased sales of equipment and other items aimed at the commencement of Suica and "PASMO" being used interchangeably.

In the credit card business, we strove to increase the number of holders of "Otona no Kyujitsu Club: Zipangu Card", "Otona no Kyujitsu Club: Middle Card" and other cards. We also started an automatic top-up service for Suica which automatically adds money to Suica cards when entering automatic ticket gates, and issued new joint cards in cooperation with Aeon Group and The Bank of Tokyo-Mitsubishi UFJ, Ltd.. With respect to "VIEW ALTTE", an in-station ATM service, withdrawal services for The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Yamanashi Chuo Bank, Ltd. commenced, bringing the number of financial institutions available for the withdrawal services to eight.

In the Suica electronic money shopping service, we have actively expanded the use of Suica cards in stores in the station building such as "LUMINE" and "Atré", in addition to stores in stations. We have also actively recruited member stores outside of stations, such as the introduction of Suica electronic money to stores in Narita International Airport in June 2006. We have also developed joint infrastructure to enable Suica electronic money and other non-contact IC wallet services to be used at a single terminal, which became available in the shopping centers and other stores outside of stations from February 2007. Furthermore, the launch of the interchangeable service with the "PASMO" card system in March 2007 further increased the locations in which Suica electronic money can be used. As a result, Suica electronic money could be used in approximately 12,700 stores as of March 31, 2007. In addition, we promoted a "building entry and exit management system" utilizing Suica cards.

As a result, operating revenues from other services rose 7.4% from the previous fiscal year, to ¥526.3 billion, and operating income increased 15.6% from the previous fiscal year, to ¥17.9 billion.

E. Operating Revenues, etc. by Business Segment

Operating revenues, etc. by business segment of the Group for this fiscal year were as described below.

(Billions of yen)

	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Total	Elimination and/or Corporate	Consolidated
Operating revenues							
Outside customers	1,825.3	399.9	197.1	234.8	2,657.3	-	2,657.3
Inside group	57.5	14.3	8.7	291.4	372.1	(372.1)	-
Total	1,882.9	414.3	205.9	526.3	3,029.5	(372.1)	2,657.3
Operating expenses	1,563.9	381.0	147.2	508.3	2,600.6	(371.4)	2,229.2
Operating income	319.0	33.2	58.6	17.9	428.8	(0.7)	428.0

(3) Challenges

We recognized that this fiscal year was the critical period to gain a solid footing for long-term development since it was the second year of "New Frontier 2008", our medium-term business plan, and we aimed at improving business results through the services with which customers were satisfied and worked to reinforce the Group's collective strength.

Under such circumstances, we experienced a series of major transportation disruptions in the Tokyo metropolitan area which caused inconvenience for customers and anxiety for shareholders. We will ensure to implement the measures that have already been established, and strive to further improve railway transport stability.

We have placed top priority on ensuring transport safety and ensuring our customers feel at ease and have peace of mind, and we will continue to make every effort to ensure that our customers feel a peace of mind that goes beyond safety.

Going forward, we will strive to improve our business results by steadily implementing the "New Frontier 2008" in order to return more profits to our shareholders. At the same time, we will strive to act with social responsibility as a corporate group in accordance with our shareholders' expectations. We sincerely appreciate the continued understanding and support of all of our shareholders.

2. Capital Investment

We made capital investments with a focus on safe and stable transportation, establishment of competitive transportation network, promotion of "Station Renaissance", introduction of IT technology, reduction in maintenance cost and increase in profitability in order to accomplish the "New Frontier 2008".

Total amount of capital investment during this fiscal year was ¥413.3 billion. Major investments are as described below:

(1) Major Construction Works Completed

(a) Transportation Services

- Constructions to prevent accidents from rainfall (elimination of operation suspension, improvement of regulatory speed) (the Joban and Negishi lines)
- Installation of the Automatic Train Stop system (ATS-P and ATS-Ps) (between Shinonoi and Nagano on the Shinetsu line, etc.)
- Construction to prepare for strong winds (increase of 324 wind meters and installation of 7 windbreak fences)
- Installations of elevators and escalators (155 at Nippori and 51 other stations)
- Digitalization of ATC systems on the Tohoku Shinkansen (between Shin-shirakawa and Furukawa on the Tohoku Shinkansen)
- Digitalization of ATC systems on conventional lines (the Yamanote line)
- Constructions to prepare for large-scale earthquakes (reinforcement of 1,720 pillars of the elevated railway tracks, etc.)
- Expansion of Suica usage (interchangeable service with PASMO)
- New building of commuter train rolling stock for the Tokyo metropolitan area (510 cars)
- New building of rolling stock for the local lines (72 cars)

(b) Station Space Utilization Services

- Store development based on Station Renaissance program (Takadanobaba station and Ofuna station (second and third phases), etc.)

(c) Shopping Centers and Office Buildings Services

- Construction of Sapia Tower (Nihonbashi entrance of Tokyo Station)
- Construction of daily-life shopping centers (Noborito station, etc.)
- Renewal of shopping centers (Box Hill Matsudo, Atré Shin-Urayasu, etc.)

(d) Other Services

- Construction of HOTEL METS (Koenji)
- Construction of sports facilities (Jexer Fitness & Spa Ueno)

(2) Major Construction Works in Progress

(a) Transportation Services

- Constructions to prevent accidents from rainfall (elimination of operation suspension, improvement of regulatory speed) (the Tokaido line and 3 other railway sections)
- Installation of the Automatic Train Stop system (ATS-P and ATS-Ps)
- Construction to prepare for strong winds
- Installations of elevators and escalators
- Digitalization of ATC systems on the Tohoku and the Joetsu Shinkansen
- Digitalization of ATC systems on conventional lines (the Keihin Tohoku line)
- Constructions to prepare for large-scale earthquakes
- Construction to decrease transportation disruptions in the Tokyo metropolitan area

- New building of commuter train rolling stock for the Tokyo metropolitan area
- New building of rolling stock for the local lines

(b) Station Space Utilization Services
- Store development based on Station Renaissance program
(Tachikawa station, Nippori station and Tabata station, etc.)

(c) Shopping Centers and Office Buildings Services
- Tokyo station Yaesu area development
(Gran Tokyo North Tower first phase and Gran Tokyo South Tower)
- Construction of daily-life shopping centers (Nishi-kawaguchi station, etc.)

(d) Other Services
- Construction of HOTEL METS (Tachikawa)

3. Fund Raising

We issued bonds and borrowed long-term loans principally from banks mainly to apply the funds for repayment of long-term liabilities, as detailed below.

	Amount	Details
Bonds	¥180.0 billion	Domestic straight bonds: ¥49.9 billion Euro bonds denominated in pound sterling: ¥130.1 billion
Long-term loans principally from banks	¥109.1 billion	
Total	¥289.2 billion	

4. Changes in Results of Operations and State of Assets

(Billions of yen, except per share amount)

	17th Fiscal Year (April 2003 to March 2004)	18th Fiscal Year (April 2004 to March 2005)	19th Fiscal Year (April 2005 to March 2006)	20th Fiscal Year (April 2006 to March 2007)
Operating revenues	2,542.2	2,537.4	2,592.3	2,657.3
Ordinary income	225.3	212.3	274.6	300.0
Net income	119.8	111.5	157.5	175.8
Earnings per share	29,928 yen	27,868 yen	39,369 yen	44,007 yen
Total assets	6,781.6	6,716.2	6,821.5	6,968.0
Net assets	1,100.1	1,183.5	1,357.3	1,513.1

(Note) With respect to net assets, from the 20th fiscal year ended March 31, 2007, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No. 5) and "Guideline for Accounting Standard, etc. for Presentation of Net Assets in the Balance Sheet) (Accounting Standard Guideline No. 8) have been adopted.

5. **Major Businesses** (As of March 31, 2007)

The Group is engaged in four segments of services, (1) transportation, (2) station space utilization, (3) shopping centers and office buildings and (4) other services.

(1) Transportation Services

We are engaged in passenger transportation services with a focus on railway operations. Outline of the railway operations of the Company is as described below.

Branch Office	Number of Stations	Operating kilometers (Kilometers)		
		Conventional lines	Shinkansen lines	Total
Tokyo Branch Office	80	178.1	17.8	195.9
Yokohama Branch Office	108	327.9	-	327.9
Hachioji Branch Office	94	287.1	-	287.1
Omiya Branch Office	76	313.0	166.5	479.5
Takasaki Branch Office	89	367.8	165.5	533.3
Mito Branch Office	112	470.1	-	470.1
Chiba Branch Office	158	592.2	-	592.2
Sendai Branch Office	290	1,122.8	223.6	1,346.4
Morioka Branch Office	230	977.5	234.5	1,212.0
Akita Branch Office	143	637.2	-	637.2
Niigata Branch Office	190	772.0	168.0	940.0
Nagano Branch Office	132	428.2	77.0	505.2
Total	1,702	6,473.9	1,052.9	7,526.8

The number of rolling stock is 13,179 (11,810 electric railcars, 206 passenger railcars, 553 diesel railcars, 179 locomotives and 431 other rolling stock).

In relation to transportation services, we operate bus services and monorail services.

(2) Station Space Utilization Services

We create commercial space in the stations, and develop retail stores, restaurants and convenience stores, etc.

(3) Shopping Centers and Office Buildings Services

We develop the stations and surrounding sites to operate shopping centers and lease office buildings, etc.

(4) Other Services

We conduct hotel business, advertising and publicity services and credit card business, etc.

6. Main Business Offices, etc. (As of March 31, 2007)

(1) The Company

Head Office: 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo

Organizations affiliated to Head Office:
Research & Development Center of JR East Group (Saitama)
Overseas Offices (New York, Paris)
JR East General Education Center (Fukushima)
JR Tokyo General Hospital
JR East Health Promotion Center (Tokyo)

Branch Offices, etc.:
Tokyo Branch Office, Yokohama Branch Office
Hachioji Branch Office, Omiya Branch Office
Takasaki Branch Office, Mito Branch Office
Chiba Branch Office, Sendai Branch Office
Morioka Branch Office, Akita Branch Office
Niigata Branch Office, Nagano Branch Office
Shinkansen Transport Department (Tokyo)
Tokyo Construction Office
Tokyo Electrical Construction & System Integration Office
Tohoku Construction Office (Miyagi)
Joshinetsu Construction Office (Gunma)
Yamagata Branch, Fukushima Branch, Aomori Branch
Niitsu Rolling Stock Plant (Niigata)

(Note) As of January 1, 2007, Tokyo Electric Construction Office was renamed as Tokyo Electrical Construction & System Integration Office.

(2) Subsidiaries

JR Bus Kanto Co., Ltd. (Tokyo)
Nippon Hotel Co., Ltd. (Tokyo)
East Japan Kiosk Co., Ltd. (Tokyo)
Tokyo Monorail Co., Ltd. (Tokyo)
LUMINE Co., Ltd. (Tokyo)
JR Bus Tohoku Co., Ltd. (Miyagi)
Sendai Terminal Building Co., Ltd. (Miyagi)
The EKIBIRU Development Co. TOKYO (Tokyo)
JR East Urban Development Corporation (Tokyo)
Nippon Restaurant Enterprise Co., Ltd. (Tokyo)
East Japan Railway Trading Co., Ltd. (Tokyo)
JR East Japan Information Systems Company (Tokyo)

East Japan Marketing & Communications, Inc. (Tokyo)
East Japan Eco Access Co., Ltd. (Tokyo)
JR East Mechatronics Co., Ltd. (Tokyo)
JR East Facility Management Co., Ltd. (Tokyo)

7. **Employees** (As of March 31, 2007)

Business segment	Number of employees	
Transportation services	54,326	(1,085)
Station space utilization services	4,429	(7,533)
Shopping centers and office buildings services	1,589	(769)
Other services	10,972	(9,851)
Total	71,316	(19,238)

(Notes)

1. Number of employees shows the number of persons at work (excluding those seconded to other companies and including those seconded from other companies for each of the Group companies). Number of temporary employees are shown in parentheses and is not included in the number of employees.

2. Number of temporary employees does not include dispatched employees and part-timers working for a short time.

8. **Principal Subsidiaries** (As of March 31, 2007)

(1) Principal Subsidiaries

Name of subsidiary	Stated capital (Millions of yen)	Ratio of voting rights held by the Company (%)	Main business
JR Bus Kanto Co., Ltd.	4,000	100.0	Passenger bus transport services
Nippon Hotel Co., Ltd.	4,000	100.0	Hotel operations
East Japan Kiosk Co., Ltd.	3,855	100.0	Retail sales
Tokyo Monorail Co., Ltd.	3,000	70.0	Monorail transport services
LUMINE Co., Ltd.	2,375	91.8	Real estate leasing
JR Bus Tohoku Co., Ltd.	2,350	100.0	Passenger bus transport services
Sendai Terminal Building Co., Ltd.	1,800	99.5 (2.9)	Hotel operations
The EKIBIRU Development Co. TOKYO	1,500	100.0	Real estate leasing
JR East Urban Development Corporation	1,450	100.0	Real estate leasing
Nippon Restaurant Enterprise Co., Ltd.	730	91.3 (2.4)	Restaurant business and retail sales
East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
JR East Japan Information Systems Company	500	100.0	Information processing
East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
JR East Facility Management Co., Ltd.	50	100.0	Building maintenance

(Note)

Ratio of voting rights in parentheses represents shares held indirectly by the Company and is included in the "Ratio of voting rights held by the Company".

(2) Progress and Results of Group Activities During this Fiscal Year

Ratio of the Company's voting rights for LUMINE Co., Ltd. has been changed due to its merger with Shinjuku Station Building Co., Ltd., and the same for East Japan Kiosk Co., Ltd. has been also changed due to acquisition of additional shares by the Company during this fiscal year.

As of March 31, 2007, the Company had 85 consolidated subsidiaries, including 16 principal subsidiaries described in (1) above, and two affiliated companies accounted for by the equity method. During this fiscal year, two companies (Delicious Link Co., Ltd. and JR East Water Business Co., Ltd.) were newly consolidated and three companies (Shinjuku Station Building Co., Ltd., Kokubunji Terminal Building Co., Ltd. and Kofu Station Building Co., Ltd.) were excluded from consolidation. There was no change to affiliated companies accounted for by the equity method during this fiscal year.

Consolidated operating revenues for this fiscal year amounted to ¥2,657.3 billion, an increase of 2.5% compared with the previous fiscal year. Consolidated net income for this fiscal year amounted to ¥175.8 billion, an increase of 11.6% compared with the previous fiscal year.

9. **Principal Lenders** (As of March 31, 2007)

Name of lender	Borrowings outstanding (Millions of yen)
Development Bank of Japan	162,016
Mizuho Corporate Bank, Ltd.	103,500
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	97,950
Sumitomo Mitsui Banking Corporation	79,953
Mizuho Bank, Ltd.	29,491
Nippon Life Insurance Company	28,000
Mitsubishi UFJ Trust and Banking Corporation	26,000
The Dai-Ichi Mutual Life Insurance Company	25,000

II. **ITEMS CONCERNING SHARES** (As of March 31, 2007)

(1) Total number of shares authorized to be issued by the Company
16,000,000 shares

(2) Total number of issued shares
4,000,000 shares

(3) Total number of shareholders (including fractional shareholders)
289,176 persons

(4) Principal shareholders

Name of shareholder	Number of shares held
	(Shares)
The Master Trust Bank of Japan, Ltd. (as Trustee)	233,894.00
Japan Trustee Services Bank, Ltd. (as Trustee)	220,098.00
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	125,203.15
Sumitomo Mitsui Banking Corporation	105,303.15
Mizuho Corporate Bank, Ltd.	100,066.00
Mizuho Bank, Ltd.	100,061.56
The JR East Employees Shareholding Association	98,802.00
State Street Bank and Trust Company 505103	86,233.00
Nippon Life Insurance Company	80,155.60
The Dai-ichi Mutual Life Company	71,000.00

(Notes)

1. There is no shareholder holding more than 1/10 of the total number of issued shares (excluding the treasury stock) of the Company.

2. The Master Trust Bank of Japan, Ltd. and Japan Trustee Services Bank, Ltd. hold all shares as trustee.

III. ITEMS CONCERNING DIRECTORS AND CORPORATE AUDITORS

1. Directors and Corporate Auditors (As of March 31, 2007)

Position and name		Duty or principal occupation and representation of other companies
Chairman	Mutsutake Otsuka	Chairman of East Japan Railway Culture Foundation
Vice Chairman	Yoshio Ishida	Technology and Overseas Related Affairs
President and CEO (Representative Director)	Satoshi Seino	
Executive Vice President (Representative Director)	Nobuyuki Hashiguchi	Director General of Railway Operations Headquarters
Executive Vice President (Representative Director)	Nobuyuki Sasaki	Director General of Life-Style Business Development Headquarters Director of Hotel New Grand Co., Ltd.
Executive Vice President (Representative Director)	Tetsujiro Tani	Director General of Corporate Planning Headquarters Chairman of JR Group Health Insurance Society
Executive Director	Yoshiaki Arai	Deputy Director General of Life-Style Business Development Headquarters President and Representative Director of

		JR East Logistics Platform Co., Ltd. President and Representative Director of JR East Water Business Co., Ltd.
Executive Director	Tetsuro Tomita	Deputy Director General of Corporate Planning Headquarters; In charge of Personnel Department; In charge of Health & Welfare Department
Executive Director	Masanori Tanaka	In charge of Technology Planning Department, Corporate Planning Headquarters; In charge of Construction Department; In charge of Research & Development Center of JR East Group
Executive Director	Masaki Ogata	Director General of IT Business Development Headquarters; Deputy Director General of Railway Operations Headquarters; In charge of Suica Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters
Executive Director	Masahiko Ogura	Deputy Director General of Railway Operations Headquarters; In charge of Transport Safety Department, Railway Operations Headquarters; In charge of Facilities Department, Railway Operations Headquarters
Executive Director	Kazuyuki Kogure	In charge of Public Relations Department; In charge of Finance Department; In charge of Legal Department; In charge of General Affairs Department
Executive Director	Yoichi Minami	Deputy Director General of Railway Operations Headquarters; In charge of Inquiry & Audit Department; In charge of Marketing Department, Railway Operations Headquarters; In charge of Customer Service Department, Railway Operations Headquarters
Director	Katsumi Asai	Deputy Director General of Life-Style Business Development Headquarters; General Manager of Life-Style Business Development Headquarters (Management Strategy)
Director	Tsugio Sekiji	General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
Director	Hiroshi Sawada	General Manager of Marketing

		Department, Railway Operations Headquarters
Director	Hiroyuki Nakamura	General Manager of Tokyo Branch Office President and Representative Director of JR Tokyo Planning & Development Co., Ltd.
Director	Toru Owada	General Manager of Management Planning Department, Corporate Planning Headquarters
Director	Seiichiro Oi	General Manager of Facilities Department, Railway Operations Headquarters Director of Totetsu Kogyo Co., Ltd.
Director	Yoshitaka Taura	General Manager of Sendai Branch Office
Director	Yuji Fukasawa	General Manager of Personnel Department; Director of JR East General Education Center
Director	Isao Iwasaki	Stationmaster of Tokyo Station, Tokyo Branch Office
Director	Takeshi Inoo	
Director	Takeshi Sasaki	Professor of the Gakushuin University, Faculty of Law
Full-time Corporate Auditor	Toshiaki Omori	
Full-time Corporate Auditor	Jiro Bando	
Corporate Auditor	Kiyoshi Uetani	Attorney-at-law
Corporate Auditor	Tsutoo Matsumoto	Certified public accountant
Corporate Auditor	Shinobu Hasegawa	

(Notes)

1. Mr. Takeshi Inoo and Mr. Takeshi Sasaki, Directors, are outside directors as prescribed in Item 15, Article 2 of the Business Corporation Law.

2. Mr. Toshiaki Omori and Mr. Jiro Bando, Full-time Corporate Auditors, and Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto, Corporate Auditors, are outside corporate auditors as prescribed in Item 16, Article 2 of the Business Corporation Law.

3. Mr. Tsutoo Matsumoto, Corporate Auditor, is a certified public accountant and has appreciable knowledge of finance and accounting.

4. Mr. Yoshiaki Arai, Executive Director, retired from President and Representative Director of JR East Logistics Platform Co., Ltd. as the company was merged to JR East Logistics Co., Ltd. as of April 1, 2007.

5. Mr. Mutsutake Otsuka, Chairman and Director, was appointed as the person to act as tentative corporate auditor of Electric Power Development Co., Ltd. as of April 25, 2007.

2. Amount of Remuneration, etc. to Directors and Corporate Auditors

Title	Number of Persons	Amount of Remuneration, etc.
Directors	24	¥923 million
Corporate Auditors	5	¥118 million
Total	29	¥1,041 million

(Notes)

1. Amount of remuneration, etc. includes the bonus to Directors and Corporate Auditors to be resolved at the 20th Ordinary General Meeting of Shareholders (¥219 million to Directors, ¥23 million to Corporate Auditors).

2. Amount of remuneration, etc. includes the remuneration, etc. to 6 outside Directors and outside Corporate Auditors (¥126 million).

3. Outside Directors and Outside Corporate Auditors

(1) Important concurrent positions of outside directors and outside corporate auditors

Title	Name	Name of the Company	Concurrent Position
Outside Director	Takeshi Sasaki	Orix Corporation	Outside Director
Outside Corporate Auditor	Tsutoo Matsumoto	Shinagawa Refractories Co., Ltd. Japan Securities Clearing Corporation	Outside Corporate Auditor Outside Corporate Auditor

(2) Principal activities of outside directors and outside corporate auditors

Title	Name	Principal Activities
Outside Director	Takeshi Inoo	Attended all meetings of the Board of Directors during this fiscal year and spoke on the Company's management issues based on his wide experience as a top executive.

Outside Director	Takeshi Sasaki	Attended all meetings of the Board of Directors during this fiscal year after appointment and spoke on the Company's management issues based on his wide experience as an expert.
Outside Corporate Auditor	Toshiaki Omori	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience in the government.
Outside Corporate Auditor	Jiro Bando	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience in the government.
Outside Corporate Auditor	Kiyoshi Uetani	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience as a judge and an attorney.
Outside Corporate Auditor	Tsutoo Matsumoto	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience as a certified public accountant.

IV. STATUS OF THE ACCOUNTING AUDITOR

1. Name of the Accounting Auditor

KPMG AZSA & Co.

2. Amount of Remuneration, etc. to the Accounting Auditor for this Fiscal Year

(1) Total amount to be paid by the Company as remuneration, etc. to the accounting auditor: ¥126 million

(2) Total amount of cash and other monetary benefits to be paid by the Company and subsidiaries: ¥572 million

(Note)

The amount in (1) above includes remuneration, etc. for audits conducted under the Securities and Exchange Law, since no classification is provided in the audit agreement between the Company and the accounting auditor with respect to remuneration, etc. for audits conducted under the Business Corporation Law and audits conducted under the Securities and Exchange Law, and it is practically impossible to classify either of them.

3. Description of Non-Accounting Services

The Company paid to the accounting auditor compensation for accountant's opinions provided with quarterly financial statements, advisory services for internal control regarding financial reporting, and preparation of comfort letters, which are outside the services provided in Paragraph 1, Article 2 of the Certified Public Accountants Law.

4. Policy on Dismissal or Non-Reappointment of Accounting Auditors

In addition to the dismissal of an accounting auditor by the board of corporate auditors provided in Article 340 of the Business Corporation Law, the Company will, with the approval of or upon request from the board of corporate auditors, propose an agenda to dismiss or not to reappoint an accounting auditor to the general meeting of shareholders when it is deemed appropriate, such as when an accounting auditor does not fully perform its duties or its social credibility is significantly impaired.

V. SYSTEMS TO ENSURE THAT DIRECTORS PERFORM THEIR DUTIES IN ACCORDANCE WITH RELEVANT LAWS AND REGULATIONS AS WELL AS WITH THE ARTICLES OF INCORPORATION, AND OTHER INTERNAL CONTROL SYSTEMS

The Company has following systems to ensure that Directors perform their duties in accordance with relevant laws and regulations as well as with the Articles of Incorporation, and other internal control systems.

1. Systems to ensure that Directors and employees perform their duties in accordance with relevant laws and regulations as well as with the Articles of Incorporation

a. To promote rigorous legal compliance and high corporate ethics standards, the Company and its consolidated subsidiaries (hereinafter Group companies) have drafted their Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines for the JR East Group, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee.

b. The Company's Legal Department and General Affairs Department handle overall control over horizontally integrated compliance matters throughout the Company.

c. A unit has been established to provide compliance-related advice and receive whistle-blower reports and other reports related to compliance issues.

d. With respect to internal audits, a supervision system has been established to ensure the appropriateness and efficiency of operational execution.

2. Preservation and administration systems for information related to Directors' performance of their duties

a. Documents related to Directors' performance of their duties are appropriately preserved and administered in accordance with relevant laws and internal regulations. Directors and Corporate Auditors can view these documents whenever necessary.

3. Risk management rules and systems

a. The Company has established a Transportation Operation Center that operates 24 hours a day and has the task of ensuring rapid and appropriate responses in the event of an accident or disaster in railway operations. The Company has also established specialized internal committees focused on maintaining safety and on improving reliability.

b. With regard to the risk of a significant adverse influence on corporate operations due to such incidents as external offenses or internal scandals and legal violations in the Group companies, all of the Company's departments undertake risk management activities. In addition, the Company has established a Crisis Management Headquarters as well as crisis management-related internal regulations. In the event of a problem, the Company's crisis management system calls for top management to participate in the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information and implement countermeasures.

4. Systems for promoting directors' efficient performance of duties

a. To promote efficiency in the Company's operations, internal regulations have been established that allocate authority by clearly defining the authority and roles of each unit.

b. To promote the New Frontier 2008 medium-term management plan, which articulates common goals for the entire JR East Group, and to promote the efficient implementation of measures to attain the plan's objectives, action programs have been established for each organizational unit. Progress in action program implementation is periodically evaluated as a means of promoting the efficient implementation of strategic measures.

5. Systems for promoting operational propriety throughout the JR East Group

a. The Group companies have drafted the Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines with regard to legal compliance and corporate ethics, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee. In addition, an external compliance consultation and reporting unit has been established to serve the entire JR East Group.

b. The Group companies have established risk management units as well as regulations and other provisions related to risk management. In the event of a problem, these regulations call for the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information, report such information to the parent company when appropriate, and implement countermeasures.

c. To promote operational propriety throughout the JR East Group, the Company participates in the management of Group companies by dispatching directors to those companies and by other means. In addition, the Company's Inquiry & Audit Department performs audits of Group companies at regular intervals.

6. Items related to employees who assist Corporate Auditors in the performance of their duties

a. Specialized staff are assigned to the Corporate Auditors Office to assist Corporate Auditors in the performance of their duties. This is a system designed to increase the efficiency of audits and enable audits to be performed smoothly.

7. Independence from Directors of employees who assist Corporate Auditors in the performance of their duties

a. The staff of the Corporate Auditors Office are to only follow instructions from the Corporate Auditors and are not subject to orders from Directors or other employees.

8. Systems for Directors and employees to report to Corporate Auditors and other systems for reports to Corporate Auditors

a. For items that Board of Directors' regulations stipulate are to be decided by the Board of Directors, deliberation standards have been established, and these standards provide for appropriate deliberations to be conducted at Board of Directors meetings. The nature of important items other than those that regulations stipulate are to be decided by the Board of Directors may also be confirmed by Corporate Auditors at meetings of the Board of Directors and of the Executive Committee.

9. Other systems for promoting the effective performance of Corporate Auditors' audits

a. The Corporate Auditors hold meetings at regular intervals with the President and the accounting auditors to exchange information and opinions.

* * * * * * * *

All yen amounts given in this report are shown by rounding down any amounts less than the units shown.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

	(Millions of yen)
Assets	
Current Assets:	
Cash and time deposits	¥87,154
Notes and accounts receivable - trade	239,203
Fares receivable	36,366
Short-term loans receivable	19,273
Securities	262
Real estate for sale	6,527
Inventories	36,792
Deferred income taxes	59,809
Other current assets	30,135
Allowance for doubtful accounts	(2,410)
Total current assets	513,114
Fixed Assets:	
Property, plant and equipment, net of accumulated depreciation	
Buildings and fixtures	2,918,953
Machinery, rolling stock and vehicles	632,088
Land	2,012,665
Construction in progress	222,964
Other property, plant and equipment	45,834
Total property, plant and equipment, net of accumulated depreciation	5,832,507
Intangible assets	
Intangibles	124,746
Total intangible assets	124,746
Investments and other assets:	
Investment in securities	236,072
Long-term loans receivable	1,560
Long-term deferred income taxes	210,463
Other investment and other assets	50,963
Allowance for doubtful accounts	(1,477)
Total investment and other assets	497,582
Total fixed assets	6,454,836
Deferred Assets	81
Total Assets	¥6,968,031

Liabilities	*(Millions of yen)*
Current Liabilities:	
Notes and accounts payable – trade	¥67,150
Short-term loans and current portion of long-term loans	202,432
Current portion of bonds	40,000
Current portion of long-term liabilities incurred for purchase of railway facilities	144,128
Payables	369,388
Accrued consumption tax	15,708
Accrued income taxes	81,571
Fare deposits received with regard to railway connecting services	23,740
Prepaid railway fares received	90,864
Allowance for bonuses to employees	74,868
Other current liabilities	228,071
Total current liabilities	1,337,925
Long-term Liabilities:	
Bonds	1,206,023
Long-term loans	586,762
Long-term liabilities incurred for purchase of railway facilities	1,457,516
Long-term deferred tax liabilities	2,679
Employees' severance and retirement benefits	600,228
Other long-term liabilities	263,789
Total long-term liabilities	4,117,001
Total Liabilities	5,454,926
Net Assets	
Shareholders' Equity	
Common stock	¥200,000
Capital surplus	96,721
Retained earnings	1,127,234
Treasury stock, at cost	(2,594)
Total Shareholders' Equity	1,421,360
Valuation and Translation Adjustments	
Net unrealized holding gains on securities	66,968
Net deferred gains on hedges	224
Total Valuation and Translation Adjustments	67,192
Minority Interests	24,551
Total Net Assets	1,513,104
Total Liabilities and Total Net Assets	¥6,968,031

(Notes) Amounts less than one million yen are omitted.

CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2007)

	(Millions of yen)
Operating revenues	¥2,657,345
Operating expenses:	
Transportation, other services and cost of sales	1,718,576
Selling, general and administrative expenses	510,671
Total operating expenses	2,229,247
Operating income	428,097
Non-operating income:	
Interest and dividend income	1,954
Other non-operating income	28,269
Total non-operating income	30,224
Non-operating expenses:	
Interest expense	131,376
Equity in net losses of affiliated companies	1,978
Other non-operating expenses	24,915
Total non-operating expenses	158,270
Ordinary income	300,051
Extraordinary gains:	
Gain on sales of fixed assets	35,488
Construction grants received	65,451
Other extraordinary gains	12,925
Total extraordinary gains	113,865
Extraordinary losses:	
Loss on reduction entry for construction grants	61,002
Environmental conservation costs	13,884
Other extraordinary losses	32,350
Total extraordinary losses	107,237
Income before income taxes	306,680
Income taxes-current	140,555
Income taxes-deferred	(12,135)
	128,420
Minority interests in net income of consolidated subsidiaries	2,388
Net income	¥175,870

(Notes) Amounts less than one million yen are omitted.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(Year ended March 31, 2007)

(Millions of yen)

	Shareholders' equity					Valuation and translation adjustments				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on securities	Net deferred gains on hedges	Total valuation and translation adjustments	Minority interests	Total net assets
Beginning balance as of March 31, 2006	¥200,000	¥96,600	¥984,525	¥(2,308)	¥1,278,816	¥78,542	¥-	¥78,542	¥25,021	¥1,382,380
Changes of items during this fiscal year										
Dividends (Note 2)			(33,974)		(33,974)					(33,974)
Bonuses to directors and corporate auditors (Note 2)			(242)		(242)					(242)
Net income			175,870		175,870					175,870
Increase due to addition of consolidated subsidiaries, and other			1,055		1,055					1,055
Acquisition of treasury stock				(740)	(740)					(740)
Disposal of treasury stock		120		455	576					576
Net changes of items other than shareholders' equity						(11,574)	224	(11,349)	(470)	(11,820)
Total changes of items during this fiscal year	-	120	142,708	(285)	142,544	(11,574)	224	(11,349)	(470)	130,723
Ended balance as of March 31, 2007	¥200,000	¥96,721	¥1,127,234	¥(2,594)	¥1,421,360	¥66,968	¥224	¥67,192	¥24,551	¥1,513,104

(Notes)

1. Amounts less than one million yen are omitted.

2. This figure was presented to the Ordinary General Meeting of Shareholders held in June 2006, as an item in appropriation of retained earnings. In addition, ¥15,987 million within dividends is a profit appropriation item and the remainder corresponds to interim dividend payments for this fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I. NOTES ON BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

1. Matters regarding the scope of consolidation

Among the subsidiaries, 85 companies including JR Bus Kanto Co., Ltd., Nippon Hotel Co., Ltd. and East Japan Kiosk Co., Ltd. are included in the consolidation.

Newly consolidated subsidiaries are JR East Water Business Co., Ltd. due to establishment, and Delicious Link Co., Ltd. due to increase of significance. Shinjuku Station Building Co., Ltd. was merged with LUMINE Co., Ltd. and dissolved, Kokubunji Terminal Building Co., Ltd. and Kofu Station Building Co., Ltd. were merged with Hachioji Terminal Building Co., Ltd. and dissolved, all as of April 1, 2006.

Nippon Restaurant Enterprise Co., Ltd. merged non-consolidated subsidiaries NRE Michinoku Co., Ltd., NRE Koshikawa Co., Ltd. and Toukaken Station Service Co., Ltd., Kinshicho Station Building Co., Ltd. merged a non-consolidated subsidiary Kinshicho Station Building Service Co., Ltd., JR East Logistics Co., Ltd. merged a non-consolidated subsidiary East Japan Station Delivery Service Co., Ltd., and Shinnihon Linen Co., Ltd. merged a non-consolidated subsidiary Tetsudo-dojinsha Co., Ltd., respectively.

Non-consolidated subsidiaries include NRE Daimasu Co., Ltd. and Yanrei Co., Ltd. Either of the total amount of the asset, sales, net income and loss, and retained earnings of the non-consolidated subsidiaries corresponding to the Company's equity is not significant compared to those of the Company and its consolidated subsidiaries, and will not affect reasonable judgment of the Group's financial condition or business results when such subsidiaries are excluded from consolidation.

2. Matters regarding application of the equity method

Among the affiliated companies, the equity method is applied to the investment to Central Security Patrols Co., Ltd. and JTB Corp.

With respect to the investment to non-consolidated subsidiaries and affiliated companies not using the equity method (including Yamagata JR Direct Express Holding Co., Ltd.), either of the total amount of the net income and loss and retained earnings of each company corresponding to the Company's equity is not significant compared to those of the Company and its consolidated subsidiaries and equity method affiliated companies, and will not affect the consolidated net income and loss or consolidated retained earnings, and therefore the equity method is not applied.

As for the equity method affiliated company which has a different fiscal year end date from the consolidated fiscal year end date, financial statements for this fiscal year of such company are used.

3. Matters regarding fiscal years of the consolidated subsidiaries

Among the consolidated subsidiaries, fiscal year end date of The Orangepage, Inc. is February 28. Financial statements as of that date are used to prepare the consolidated financial statements, with necessary adjustments regarding important transactions occurred between that date and the consolidated fiscal year end date.

Fiscal year end date of GALA Yuzawa Co., Ltd. is September 30, and its balance sheet and statement of income has been prepared based on the provisional settlement of account conducted as of the consolidated fiscal year end date.

4. Matters regarding accounting standards

(1) Basis and method of valuation of important assets

(a) Basis and method of valuation of securities

Held-to-maturity debt securities: amortized cost method
Available-for-sale securities:

- Securities with market value: market method based on fair market value as of the balance sheet date (Net unrealized gains or losses on these securities are reported as a separate item in net assets, and the cost of sales is determined mainly by the moving-average cost method.)
- Securities without market value: mainly by the moving-average cost method

(b) Basis and method of valuation of derivatives

Derivatives are valued according to market method.

(c) Basis and method of valuation of inventories

Real estate for sale: identified cost method
Inventories for railway operations: moving-average cost method
Merchandise inventories: mainly retail cost method or first-in first-out cost method
Others: mainly last purchased cost method

(2) Method of depreciation and amortization of important depreciable assets

(a) Property, plant and equipment

Property, plant and equipment are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method. Some of the property, plant and equipment of consolidated subsidiaries are depreciated using straight line method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method.

Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(b) Intangible assets

Intangible assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

(3) Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Development cost for two consolidated subsidiaries are amortized for five years on a straight-line basis.

(4) Accounting for allowances

(a) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(b) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(c) Employees' severance and retirement benefits

The Group accrues liabilities for severance and retirement benefits at the end of the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the consolidated balance sheet date was ¥146,278 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining years of employment at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (mainly 10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following consolidated fiscal year.

(5) Method of accounting for important lease transactions

Finance lease other than those which transfer ownership to lessees are accounted for in the same manner as operating leases.

(6) Method of accounting for important hedge transactions

Hedge transactions are based on deferral hedge accounting. Currency swap transactions and forward exchange contracts that fulfill the requirement of appropriation accounting are based on appropriation accounting, and interest swap transactions fulfilling special accounting are based on special accounting.

(7) Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Group receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the consolidated statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss on reduction entry for construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥46,396 million, and the amount in "Loss on reduction entry for construction grants" excluding the reduction for condemnation was ¥44,064 million.

(8) Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

5. Matters regarding valuation of assets and liabilities of consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

6. Matters regarding amortization of goodwill and negative goodwill

Goodwill and negative goodwill are amortized over 5 years on a straight-line basis.

II. CHANGES TO BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

Accounting standard for presentation of net assets in the balance sheet

From this fiscal year, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No. 5 (Accounting Standards Board of Japan, December 9, 2005)) and "Guideline for Accounting Standard, etc. for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guideline No. 8 (Accounting Standards Board of Japan, December 9, 2005)) have been adopted. The amount corresponding to the total shareholders' equity based on the prior standard is ¥1,488,328 million.

III. NOTES TO CONSOLIDATED BALANCE SHEET

1. Pledged assets

(1) According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds of ¥459,900 million.
In addition, the entire assets of the Company are also pledged for original debts of the bonds in the amount of ¥170,000 million listed in "4. Contingent liabilities" below.

(2) Pledged assets are as follows:

Buildings and fixtures:	¥31,769 million
Others:	¥478 million
Total:	¥32,247 million

Liabilities corresponding to the above are as follows:

Long-term loans:	¥3,738 million
Others:	¥1,407 million
Total:	¥5,145 million

(3) Assets in foundation mortgage (railway foundation) are as follows:

Buildings and fixtures:	¥54,020 million
Others:	¥8,503 million
Total:	¥62,524 million

Liabilities corresponding to the above are as follows:
Long-term liabilities incurred for purchase of railway facilities:
¥11,485 million

2. Accumulated depreciation of property, plant and equipment
¥5,888,161 million

3. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥629,939 million

4. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥170,000 million

IV. NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Items concerning class and number of issued shares and treasury stock

(shares)

	Number of shares at the end of previous fiscal year	Number of shares increased during this fiscal year	Number of shares decreased during this fiscal year	Number of shares at the end of this fiscal year
Issued shares				
Common stock	4,000,000.00	-	-	4,000,000.00
Total	4,000,000.00	-	-	4,000,000.00
Treasury stock				
Common stock	3,766.17	811.41	771.90	3,805.68
Total	3,766.17	811.41	771.90	3,805.68

Notes

1. Increase of 811.41 shares of common stock for treasury stock is due to purchase of fractional shares (46.31 shares) and the portion of treasury stock (the Company's stock) acquired by an affiliated company accounted for by the equity method which belong to the Company (765.10 shares).

2. Decrease of 771.90 shares of common stock for treasury stock is due to sale of fractional shares (6.80 shares) and the portion of treasury stock (the Company's stock) sold by an affiliated company accounted for by the equity method which belong to the Company (765.10 shares).

2. Items concerning dividend payment during this fiscal year

(1) Amount of dividends paid

Resolution	Class of shares	Total amount of dividend (Million yen)	Dividend per share (yen)	Reference date	Effective date
Ordinary General Meeting of Shareholders held on June 23, 2006	Common stock	15,987	4,000	March 31, 2006	June 26, 2006
Meeting of Board of Directors held on October 31, 2006	Common stock	17,986	4,500	September 30, 2006	December 1, 2006

(2) Dividends having the reference date within this fiscal year and the effective date within the next fiscal year

Resolution (scheduled)	Class of shares	Total amount of dividend (Million yen)	Dividend resource	Dividend per share (yen)	Reference date	Effecti-ve date
Ordinary General Meeting of Shareholders to be held on June 22, 2007	Common stock	17,986	Retained earnings	4,500	March 31, 2007	June 25, 2007

V. NOTES ON THE PER SHARE INFORMATION

Net assets per share	¥372,492.84
Earnings per share	¥44,007.94

VI. NOTES ON THE SIGNIFICANT SUBSEQUENT EVENTS

Issuance of bonds
The Company issued the following bonds.

1. Unsecured Straight Bonds, forty-eighth issue, East Japan Railway Company
   (1) Issue date: April 17, 2007
   (2) Amount: ¥20,000 million
   (3) Issue price: 99.99% of the principal amount
   (4) Interest rate: 1.81% per annum
   (5) Maturity date: April 17, 2017
   (6) Use of proceeds: redemption of long-term debt, etc.

2. Unsecured Straight Bonds, forty-ninth issue, East Japan Railway Company
   (1) Issue date: April 17, 2007
   (2) Amount: ¥20,000 million

(3) Issue price: 99.96% of the principal amount
(4) Interest rate: 2.26% per annum
(5) Maturity date: April 16, 2027
(6) Use of proceeds: redemption of long-term debt, etc.

3. 5.250% Pound Bonds due 2033
   (1) Issue date: April 24, 2007
   (2) Amount: GBP250 million (¥58,750 million)
   (3) Issue price: 99.298% of the principal amount
   (4) Interest rate: 5.250% per annum
   (5) Maturity date: April 22, 2033
   (6) Security: unsecured
   (7) Use of proceeds: redemption of long-term debt, etc.

Copy of Audit Report of the Accounting Auditor concerning Consolidated Financial Statements

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors concerning Consolidated Financial Statements

(Translation Omitted)

NON-CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥56,472
Fares receivable	36,534
Accounts receivable	198,249
Short-term loans receivable	54,338
Real estate for sale	4,729
Inventories	12,248
Prepaid expenses	4,363
Deferred income taxes	51,152
Other current assets	21,829
Allowance for doubtful accounts	(2,355)
Total current assets	437,564
Fixed Assets:	
Fixed assets for railway operations	4,478,791
Fixed assets for other operations	374,097
Fixed assets relating to both operations	314,065
Construction in progress	227,205
Investment and other assets:	
Investment in securities	195,759
Stocks of subsidiaries and affiliated companies	178,946
Long-term loans receivable	109,797
Long-term prepaid expenses	14,598
Long-term deferred income taxes	184,446
Other investment and other assets	11,016
Allowance for doubtful accounts	(584)
Total investment and other assets	693,980
Total fixed assets	6,088,140
Total Assets	¥6,525,704

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥118,000
Current portion of bonds	40,000
Current portion of long-term loans	197,428
Current portion of long-term liabilities incurred for purchase of railway facilities	143,417
Payables	370,906
Accrued expenses	27,503
Accrued consumption tax	12,015
Accrued income taxes	66,127
Fare deposits received with regard to railway connecting services	24,573
Deposits received	17,261
Prepaid railway fares received	90,434
Advances received	73,066
Allowance for bonuses to employees	64,159
Allowance for bonuses to directors and corporate auditors	202
Allowance for environmental conservation costs	12,465
Allowance for "thanks point" costs	1,851
Other current liabilities	20,939
Total current liabilities	1,280,353
Long-term Liabilities:	
Bonds	1,206,123
Long-term loans	579,673
Long-term liabilities incurred for purchase of railway facilities	1,446,742
Employees' severance and retirement benefits	567,055
Other long-term liabilities	91,730
Total long-term liabilities	3,891,325
Total Liabilities	¥5,171,678
Net Assets	
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Other capital surplus:	1
Total capital surplus	96,601
Retained Earnings:	
Legal reserve	22,173
Other retained earnings:	
Reserve for deferred gain on sales of fixed assets	38,887
General reserve	660,000
Retained earnings carried forward	275,415
Total other retained earnings	974,303
Total retained earnings	996,476
Treasury Stock, at Cost	(1,893)
Total Shareholders' Equity	1,291,185

Valuation and Translation Adjustments	
Net unrealized holding gains on securities	62,983
Net deferred losses on hedges	(143)
Total Valuation and Translation Adjustments	62,840
Total Net Assets	1,354,026
Total Liabilities and Total Net Assets	¥6,525,704

(Notes) Amounts less than one million yen are omitted.

NON-CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2007)

	(Millions of yen)
Railway operations:	
Operating revenues	¥1,874,405
Operating expenses	1,536,158
Operating income	338,247
Other operations:	
Operating revenues	65,625
Operating expenses	41,157
Operating income	24,467
Total operating income	362,715
Non-operating income:	
Interest and dividend income	3,733
Other non-operating income	26,443
Total non-operating income	30,177
Non-operating expenses:	
Interest expense	131,190
Other non-operating expenses	23,732
Total non-operating expenses	154,922
Ordinary income	237,970

	(Millions of yen)
Extraordinary gains:	
Gain on sales of fixed assets	35,118
Construction grants received	65,147
Other extraordinary gains	11,349
Total extraordinary gains	111,615
Extraordinary losses:	
Loss on reduction entry for construction grants	60,824
Environmental conservation costs	13,884
Other extraordinary losses	11,838
Total extraordinary losses	86,548
Income before income taxes	263,037
Income taxes-current	115,644
Income taxes-deferred	(6,797)
	108,847
Net income	154,190

(Notes) Amounts less than one million yen are omitted.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Year ended March 31, 2007)

(Millions of yen)

	Shareholders' equity												Valuation and translation adjustments			
		Capital surplus			Retained earnings											
						Other retained earnings										
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sales of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on securities	Net deferred losses on hedges	Total valuation and translation adjustments	Total net assets
Beginning balance as of March 31, 2006	¥200,000	¥96,600	¥0	¥96,600	¥22,173	¥611	¥36,933	¥580,000	¥236,785	¥876,503	¥(1,857)	¥1,171,246	¥74,155	¥-	¥74,155	¥1,245,402
Changes of items during this fiscal year																
Disposal of reserve for special depreciation (Note 2)						(611)			611	-		-				-
Reserve for deferred gain on sales of fixed assets (Note 2)							4,986		(4,986)	-		-				-
Disposal of reserve for deferred gain on sales of fixed assets (Note 2)							(3,031)		3,031	-		-				-
Reserve for general reserve (Note 2)								80,000	(80,000)	-		-				-
Dividends (Note 2)									(33,974)	(33,974)		(33,974)				(33,974)
Bonuses to directors and corporate auditors (Note 2)									(242)	(242)		(242)				(242)
Net income									154,190	154,190		154,190				154,190
Acquisition of treasury stock											(39)	(39)				(39)
Disposal of treasury stock			1	1							4	5				5

	Shareholders' equity												Valuation and translation adjustments			
		Capital surplus			Retained earnings											
						Other retained earnings										
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sales of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on securities	Net deferred losses on hedges	Total valuation and translation adjustments	Total net assets
Net changes of items other than shareholders' equity													(11,172)	(143)	(11,315)	(11,315)
Total changes of items during this fiscal year	-	-	1	1	-	(611)	1,954	80,000	38,630	119,973	(35)	119,939	(11,172)	(143)	(11,315)	108,623
Ended balance as of March 31, 2007	¥200,000	¥96,600	¥1	¥96,601	¥22,173	¥-	¥38,887	¥660,000	¥275,415	¥996,476	¥(1,893)	¥1,291,185	¥62,983	(¥143)	¥62,840	¥1,354,026

(Notes)

1. Amounts less than one million yen are omitted.

2. This figure was presented to the Ordinary General Meeting of Shareholders held in June 2006, as an item in appropriation of retained earnings. In addition, ¥305 million within disposal of reserve for special depreciation, ¥3,847 million within reserve for deferred gain on sales of fixed assets, ¥1,522 million within disposal of reserve for deferred gain on sales of fixed assets and ¥15,987 million within dividends are profit appropriation items and each remainder corresponds to disposal, reserve or interim dividend payment for this fiscal year.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

I. NOTES ON ITEMS CONCERNING SIGNIFICANT ACCOUNTING POLICIES

1 Basis and method of valuation of securities

Held-to-maturity debt securities: amortized cost method
Equity securities issued by subsidiaries and affiliated companies:
moving-average cost method
Available-for-sale securities:
- Securities with market value: market method based on fair market value as of the balance sheet date (Valuation differences are reported as a separate item in net assets, and the cost of sales is determined by the moving-average cost method.)
- Securities without market value: moving-average cost method

2. Basis and method of valuation of derivatives

Derivatives are valued according to market method.

3. Basis and method of valuation of inventories

Real estate for sale:	identified cost method
Inventories:	moving-average cost method

4. Method of depreciation and amortization of fixed assets

(1) Property, plant and equipment

Property, plant and equipment are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method. Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(2) Intangible assets

Intangible assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

5. Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.

6. Accounting for allowances

(1) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(2) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(3) Allowance for bonuses to directors and corporate auditors

Allowance for bonuses to directors and corporate auditors is provided based upon the expected amount to be paid.

(4) Employees' severance and retirement benefits

The Company accrues liabilities for severance and retirement benefits at the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the balance sheet date was ¥144,984 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining years of employment at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following fiscal year.

(5) Allowance for environmental conservation costs

Allowance for the estimated amount for treatment of the buildings, etc. found to have used the spraying including asbestos that need to be eliminated in accordance with the Rules for Asbestos Disorder Prevention is provided.

In addition, allowance for radio transmission interference caused by Shinkansen facilities until the termination of analog broadcasting in line with the transition to digital terrestrial broadcasting due to amendments to the Radio Law provided this fiscal year.

(6) Allowance for "thanks point" costs

Allowance for the estimated amount of costs relating to the usage of the "thanks point" (reward program) given to the members of View Card is provided based on the expected future exercise as of the end of fiscal year.

7. Method of accounting for lease transactions

Finance lease other than those which transfer to lessees are accounted for in the same manner as operating leases.

8. Method of accounting for hedge transactions

Hedge transactions are based on deferral hedge accounting. Currency swap transaction fulfilling the requirement of appropriation accounting is based on appropriation accounting, and interest swap transaction fulfilling special accounting is based on special accounting.

9. Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Company receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss on reduction entry for construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥46,396 million, and the amount in "Loss on reduction entry for construction grants" excluding the reduction for condemnation was ¥44,064 million.

10. Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

II. CHANGES IN ACCOUNTING POLICIES

Accounting standard for presentation of net assets in the balance sheet

From this fiscal year, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No. 5 (Accounting Standards Board of Japan, December 9, 2005)) and "Guideline for Accounting Standard, etc. for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guideline No. 8 (Accounting Standards Board of Japan, December 9, 2005)) have been adopted. The amount corresponding to the total shareholders' equity based on the prior standard is ¥1,354,169 million.

III. NOTES TO NON-CONSOLIDATED BALANCE SHEET

1. According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds of ¥460,000 million.

   In addition, the entire assets of the Company are also pledged for original debts of the bonds in the amount of ¥170,000 million listed in "5. Contingent liabilities" below.

2. **Accumulated depreciation of property, plant and equipment**
   ¥5,272,900 million

3. **Fixed assets for business operation**

   Property, plant and equipment: ¥5,137,221 million

Land:	¥1,980,771 million	Buildings:	¥522,562 million
Structures:	¥2,035,737 million	Rolling stock:	¥400,319 million
Others:	¥197,830 million		

   Intangible assets: ¥29,733 million

4. **Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets** ¥629,939 million

5. **Contingent liabilities**

   Original debt under the debt assumption agreements for the bonds issued by the Company: ¥170,000 million

6. **Monetary receivables from and payables to subsidiaries and affiliated companies**

   Short-term monetary receivables from subsidiaries and affiliated companies
   ¥61,560 million
   Long-term monetary receivables from subsidiaries and affiliated companies
   ¥106,871 million

Short-term monetary payables to subsidiaries and affiliated companies
¥241,461 million
Long-term monetary payables to subsidiaries and affiliated companies
¥1,824 million

IV. NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1. Operating revenues ¥1,940,031 million

2. Operating expenses ¥1,577,316 million

Transportation cost and sales cost	¥955,373 million
Selling, general and administrative expenses	¥302,332 million
Taxes	¥76,556 million
Depreciation cost	¥243,053 million

3. Transactions with subsidiaries and affiliated companies

Operating transactions	
Operating revenues	¥129,852 million
Operating expenses	¥317,770 million
Non-operating transactions	¥64,253 million

V. NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Items concerning class and number of treasury stock

(shares)

	Number of shares at the end of previous fiscal year	Number of shares increased during this fiscal year	Number of shares decreased during this fiscal year	Number of shares at the end of this fiscal year
Common stock	3,001.07	46.31	6.80	3,040.58
Total	3,001.07	46.31	6.80	3,040.58

Notes

1. Increase of 46.31 shares of common stock is due to purchase of fractional shares.

2. Decrease of 6.80 shares of common stock is due to sale of fractional shares.

VI. NOTES ON THE TAX EFFECT ACCOUNTING

Breakdown of deferred tax assets and deferred tax liabilities by principal factors at the end of this fiscal year

(Millions of yen)

Deferred tax assets	
Employees' severance and retirement benefits	229,464
Allowance for bonuses to employees	25,962
Impairment loss	12,388

Allowance for environmental conservation costs	10,858
Excess of depreciation and amortization of fixed assets	8,669
Loss on valuation of real estate for sale	5,946
Loss on valuation of fixed assets	5,378
Accrued enterprise tax	5,321
Others	19,766
Sub-total of deferred tax assets	323,756
Less valuation allowance	(18,683)
Total deferred tax assets	305,073
Deferred tax liabilities	
Reserve for deferred gain on sales of fixed assets	(26,432)
Net unrealized holding gains on securities	(43,038)
Others	(2)
Total deferred tax liabilities	(69,474)
Net amount of deferred tax assets	235,598

VII. NOTES ON THE FIXED ASSETS USED BY LEASING

In addition to the fixed assets presented in the balance sheet, some of the machines and equipments are used under the finance lease agreements without transfer of ownership.

1. Amount corresponding to acquisition cost at the end of this fiscal year
¥108,322 million

2. Amount corresponding to accumulated depreciation at the end of this fiscal year
¥56,724 million

3. Amount corresponding to future lease payments at the end of this fiscal year
¥51,598 million

VIII. NOTES ON THE PER SHARE INFORMATION

Net assets per share	¥338,764.05
Earnings per share	¥38,576.70

IX. NOTES ON THE SIGNIFICANT SUBSEQUENT EVENTS

Issuance of bonds
The Company issued the following straight bonds.

1. Unsecured Straight Bonds, forty-eighth issue, East Japan Railway Company
   (1) Issue date: April 17, 2007
   (2) Amount: ¥20,000 million
   (3) Issue price: 99.99% of the principal amount
   (4) Interest rate: 1.81% per annum
   (5) Maturity date: April 17, 2017
   (6) Use of proceeds: redemption of long-term debt, etc.

2. Unsecured Straight Bonds, forty-ninth issue, East Japan Railway Company
    (1) Issue date: April 17, 2007
    (2) Amount: ¥20,000 million
    (3) Issue price: 99.96% of the principal amount
    (4) Interest rate: 2.26% per annum
    (5) Maturity date: April 16, 2027
    (6) Use of proceeds: redemption of long-term debt, etc.

3. 5.250% Pound Bonds due 2033
    (1) Issue date: April 24, 2007
    (2) Amount: GBP250 million (¥58,750 million)
    (3) Issue price: 99.298% of the principal amount
    (4) Interest rate: 5.250% per annum
    (5) Maturity date: April 22, 2033
    (6) Security: unsecured
    (7) Use of proceeds: redemption of long-term debt, etc.

Copy of Audit Report of the Accounting Auditor concerning Non-Consolidated Financial Statements

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors concerning Business Report and Non-Consolidated Financial Statements

(Translation Omitted)

TRANSLATION

June 22, 2007

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Satoshi Seino
President and CEO

Notice of Resolutions at the 20th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 20th Ordinary General Meeting of Shareholders held on the date hereof, reports were made and resolutions were adopted as described below.

Particulars

Matters reported:

1. Presentation of the Business Report, Consolidated Financial Statements for the 20th fiscal year from April 1, 2006 through March 31, 2007, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

   Contents of the above Business Report, Consolidated Financial Statements and results of audit were reported.

2. Presentation of the Non-Consolidated Financial Statements for the 20th fiscal year from April 1, 2006 through March 31, 2007

   Contents of the above Non-Consolidated Financial Statements were reported.

Matters resolved:

<Proposed by the Company (Agenda Items No. 1 to No. 4)>

Agenda Item No. 1: Proposal for appropriation of retained earnings

Approved as proposed. The year-end dividend shall be ¥4,500 per share. As for other appropriation of retained earnings, retained earnings carried forward shall be reduced by ¥100 billion and general reserve shall be increased by ¥100 billion.

Agenda Item No. 2: Election of three (3) Directors

As proposed, Messrs. Yasuo Hayashi, Shigeru Tanabe and Yuji Morimoto were elected as Directors and assumed their offices.

Agenda Item No. 3: Election of three (3) Corporate Auditors

As proposed, Messrs. Toshiaki Omori, Jiro Bando and Kiyomi Harayama were elected as Corporate Auditors and assumed their offices.

Mr. Toshiaki Omori and Mr. Jiro Bando are outside Corporate Auditors as required under paragraph 16, Article 2 of the Business Corporation Law.

Agenda Item No. 4: Payment of bonuses to Directors and Corporate Auditors

As proposed, it was resolved to pay bonuses to 24 directors (including 2 outside Directors) and 5 Corporate Auditors who were in office at the end of this fiscal year, in the amount of ¥243,136,000 (to non-outside Directors: ¥214,810,000; outside Directors: ¥4,689,000; Corporate Auditors: ¥23,637,000)

<Proposed by the Shareholders (Agenda Items No. 5 to No. 12)>

Agenda Item No. 5: Partial amendment to the Articles of Incorporation (1)

This proposal was rejected.

Agenda Item No. 6:	Remedy of labor policies
	This proposal was rejected.
Agenda Item No. 7:	Partial amendment to the Articles of Incorporation (2)
	This proposal was rejected.
Agenda Item No. 8:	Partial amendment to the Articles of Incorporation (3)
	This proposal was rejected.
Agenda Item No. 9:	Partial amendment to the Articles of Incorporation (4)
	This proposal was rejected.
Agenda Item No. 10:	Dismissal of Directors
	This proposal was rejected.
Agenda Item No. 11:	Election of Directors
	This proposal was rejected.
Agenda Item No. 12:	Proposal for appropriation of retained earnings
	This proposal was rejected.

Additional Information

1. At the meeting of the Board of Directors held following the conclusion of this Ordinary General Meeting of Shareholders, following person was elected as a Director with executive position and assumed the office as follows:

Executive Director Hiroyuki Nakamura

2. At the meeting of the Board of Corporate Auditors held following the conclusion of this Ordinary General Meeting of Shareholders, Messrs. Toshiaki Omori and Jiro Bando were elected as Full-time Corporate Auditors and assumed their offices.

TRANSLATION

NOTICE OF THE 20TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD IN TOKYO, JAPAN ON JUNE 22, 2007

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice.)

EAST JAPAN RAILWAY COMPANY

TOKYO, JAPAN

TRANSLATION

June 1, 2007

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Satoshi Seino
President and CEO

Notice of Convocation of the 20th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 20th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US NO LATER THAN 18:00P.M. ON THURSDAY, JUNE 21, 2007.

Particulars

1. Date: At 10:00 a.m., on Friday, June 22, 2007

2. Place: Hotel New Otani (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * *

1. If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

2. Any changes made to the Reference Materials, Business Reports, Financial Statements or Consolidated Financial Statements will be placed on the Company's website (http://www.jreast.co.jp/).

3. Purpose of Meeting:

Matters to be reported:

1. Presentation of the Business Report, Consolidated Financial Statements for the 20th fiscal year from April 1, 2006 through March 31, 2007, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

2. Presentation of the Non-Consolidated Financial Statements for the 20th fiscal year from April 1, 2006 through March 31, 2007

Matters to be resolved:

<Proposed by the Company (Agenda Items No. 1 to No. 4)>

Agenda Item No. 1: Proposal for appropriation of retained earnings

Agenda Item No. 2: Election of three (3) Directors

Agenda Item No. 3: Election of three (3) Corporate Auditors

Agenda Item No. 4: Payment of bonuses to Directors and Corporate Auditors

<Proposed by the Shareholders (Agenda Items No. 5 to No. 12)>

Agenda Item No. 5: Partial amendment to the Articles of Incorporation (1)

Agenda Item No. 6: Remedy of labor policies

Agenda Item No. 7: Partial amendment to the Articles of Incorporation (2)

Agenda Item No. 8: Partial amendment to the Articles of Incorporation (3)

Agenda Item No. 9: Partial amendment to the Articles of Incorporation (4)

Agenda Item No. 10: Dismissal of Directors

Agenda Item No. 11: Election of Directors

Agenda Item No. 12: Proposal for appropriation of retained earnings

Contents and reasons for the above proposals by the shareholders (Agenda Items No. 5 to No. 12) are described in "Reference Materials for the General Meeting of Shareholders" below.

4. Other matters concerning convocation procedures

If you exercise voting rights in writing more than once, the writing having the latest date will be deemed effective.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

Agenda and Reference Materials

<Proposed by the Company (Agenda Items No. 1 to No. 4)>

Agenda Item No. 1: Proposal for appropriation of retained earnings

In determining the appropriation of earnings, we have been taking into consideration enhancement of retained earnings for the future development of our business, focusing on station and railway operations on a sound foundation, as well as stable return of profits to shareholders in the light of performance trends. We propose to appropriate retained earnings as described below.

An interim cash dividend of ¥4,500 per share was paid in December 2006. The year-end dividend for the 20th fiscal year is proposed to be ¥4,500 per share, adding ¥500 to the ordinary year-end dividend of ¥4,000 paid in June 2006.

1. Items concerning the year-end dividend
   (1) Type of the dividend
   Cash
   (2) Item and amount of allotment of dividend to shareholders
   Dividend per share of the Company's common stock: ¥4,500
   Total amount of dividend paid: ¥17,986,317,390
   Total annual dividend will be ¥9,000 per share including the interim dividend of ¥4,500.
   (3) Effective date of dividend
   June 25, 2007

2. Items concerning other appropriation of retained earnings
   (1) Item and amount of retained earnings to be reduced
   Retained earnings carried forward: ¥100 billion
   (2) Item and amount of retained earnings to be increased
   General reserve: ¥100 billion

Agenda Item No. 2: Election of three (3) Directors

As Messrs. Masanori Tanaka and Hiroshi Sawada will resign at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect Directors to fill such vacancies and one (1) additional Director, three (3) Directors in total.

The candidates for Directors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Yasuo Hayashi (July 10, 1952)	April 1975 Entered Japanese National Railways March 1985 Manager of Line Maintenance Section, Facility Division, Morioka Railways Management Office April 1987 Entered the Company, Manager of Ojiya Engineering Section, Shinanogawa Engineering Office March 1988 Manager of General Affairs Division, Shinanogawa Engineering Office April 1990 Deputy Manager of Management Division, Construction Department June 1990 Deputy Manager of Management Division, Construction Department March 1993 Manager of Training Division, Personnel Department June 1996 Manager of Management Division, Construction Department September 2000 General Manager of Investment Planning Department, Corporate Planning Headquarters November 2000 General Manager of Investment Planning Department, Corporate Planning Headquarters June 2003 Officer and General Manager of Hachioji Branch Office June 2006 Officer and General Manager of Construction Department (continuing to the present)	1 share
2	Shigeru Tanabe (May 8, 1954)	April 1978 Entered Japanese National Railways July 1985 Manager of Personnel Section, General Affairs Division, Takasaki Railways	3 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Management Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters March 1988 Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters February 1991 Deputy Manager of Planning Division, Marketing Department, Railway Operations Headquarters April 1992 Deputy Manager of Planning Division, Marketing Department, Railway Operations Headquarters May 1992 Deputy Manager of Personnel Division, Personnel Department June 1995 Manager of General Affairs Division, Chiba Branch Office June 1998 Manager of Marketing Department, Railway Operations Headquarters June 2001 Life-Style Business Development Headquarters (dispatched to East Japan Marketing & Communications, Inc.) June 2005 General Manager of IT Business Department, Corporate Planning Headquarters July 2005 General Manager of IT Business Department, IT Business Development Headquarters (continuing to the present)	
3	Yuji Morimoto (December 14, 1954)	April 1979 Entered Japanese National Railways March 1986 Manager of Passenger Section, Marketing Division, Niigata Railways Management Office April 1987	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Entered the Company, Deputy Manager of Sales Division, Marketing Department, Railway Operations Headquarters	
		November 1987 Manager of Personnel Section, General Affairs Division, Tohoku District Head Office	
		April 1991 Personnel Department (dispatched to JNR Settlement Corporation)	
		January 1995 Manager of General Affairs Division, Akita Branch Office	
		June 1998 Manager of General Affairs Division, Tokyo Branch Office	
		June 2001 Manager of Marketing Department, Railway Operations Headquarters	
		April 2003 Deputy General Manager of Marketing Department, Railway Operations Headquarters	
		June 2003 Deputy General Manager of Personnel Department	
		June 2006 General Manager of General Affairs Department (continuing to the present)	

____(Note)

There is no special interest between the Company and the candidates.

Agenda Item No. 3: Election of three (3) Corporate Auditors

As the term of office of three Corporate Auditors, namely Messrs. Toshiaki Omori, Jiro Bando and Shinobu Hasegawa will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect three Corporate Auditors.

The Board of Corporate Auditors has approved this agenda.

The candidates for Corporate Auditors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Toshiaki Omori (March 16, 1947)	July 1969 Entered Ministry of Transportation June 1986 Chief of Management Planning Office, Japanese National Railways April 1987 Manager of Research and Planning Division, Marketing Department, Japan Freight Railway Company July 1988 Manager of Transportation Planning Division, Regional Transportation Bureau, Ministry of Transportation June 1991 Manager of Planning Division, New Tokyo International Airport Authority August 1993 Manager of Policy Division, Transportation Policy Bureau, Ministry of Transportation June 1994 Councilor of Minister's Secretariat, Ministry of Transportation July 1996 Deputy General Manager of Japan Coast Guard June 1997 Director of Japan Freight Railway Company June 1999 Officer and General Manager of Tokai Branch Office, Japan Freight Railway Company June 2001 Full-time Corporate Auditor of IBJ Leasing Co., Ltd. June 2003 Full-time Corporate Auditor of the Company (continuing to the present)	12 shares
2	Jiro Bando (December 7, 1946)	April 1970 Entered National Police Agency March 1991 Director of Ishikawa Police Headquarters April 1992 Manager of Life Safety Division, National	16 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Police Agency January 1993 Manager of General Affairs Division, Grand Steward's Secretariat, Imperial Household Agency April 1995 Manager of Secretariat Division, Imperial Household Agency August 1996 General Manager of Security Bureau, Tokyo Metropolitan Police January 1998 General Manager of General Affairs Bureau, Tokyo Metropolitan Police January 2000 General Manager of Traffic Bureau, National Police Agency March 2002 Senior Director of Cooperative Association of Police Staff June 2003 Full-time Corporate Auditor of the Company (continuing to the present)	
3	Kiyomi Harayama (September 23, 1941)	April 1964 Entered Japanese National Railways March 1985 Deputy Manager of Rolling Stock Office April 1987 Entered the Company, General Manager of Takasaki Operations Department April 1988 General Manager of Takasaki Branch Office June 1990 Director and General Manager of Transport and Rolling Stock Department, Railway Operations Headquarters June 1993 Executive Director and Deputy Director General of Railway Operations Headquarters and General Manager of Transport and Rolling Stock Department, Railway Operations Headquarters	28 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		June 1995 Executive Vice President and Representative Director and Director General of Railway Operations Headquarters June 2000 President and Representative Director of East Japan Kiosk Co., Ltd. June 2005 Chairman and Director of East Japan Kiosk Co., Ltd. (continuing to the present)	

____(Notes)

1. There is no special interest between the Company and the candidates.

2. Mr. Toshiaki Omori and Mr. Jiro Bando are candidates for outside Corporate Auditors as required under paragraph 16, Article 2 of the Business Corporation Law.

Mr. Toshiaki Omori is selected as a candidate for outside Corporate Auditor as he held important offices at Ministry of Transportation (currently Ministry of Land, Infrastructure and Transport) and appropriate in terms of personality and insight.

Mr. Jiro Bando is selected as a candidate for outside Corporate Auditor as he held important offices at National Police Agency and appropriate in terms of personality and insight. Although he has not engaged in company management, we believe that he can perform the duty as outside Corporate Auditor for these reasons.

3. Mr. Toshiaki Omori and Mr. Jiro Bando are currently the Company's outside Corporate Auditors, and their term of office as outside Corporate Auditors has been four years at the conclusion of this Ordinary General Meeting of Shareholders.

Agenda Item No. 4: Payment of bonuses to Directors and Corporate Auditors

We propose to pay bonuses to 24 directors (including 2 outside Directors) and 5 Corporate Auditors who were in office at the end of this fiscal year, in the amount of ¥243,136,000 (to non-outside Directors: ¥214,810,000; outside Directors: ¥4,689,000; corporate auditors: ¥23,637,000) taking into account the business results for this fiscal year.

<Proposed by the Shareholders (Agenda Items No. 5 to No. 12)>

The shareholders proposed Agenda Items No. 5 to No. 12. The proposing shareholders (253 shareholders) held 361 shares in total.

<Opinions of the Board of Directors on the Agenda Items proposed by the shareholders are described after Agenda Item No. 6 for Agenda Items No. 5 and No. 6, and after each item for Agenda Items No. 7 through No. 12.>

Agenda Item No. 5: Partial amendment to the Articles of Incorporation (1)

1. Details of Agenda Item
(Expansion of authority of the general meeting of shareholders by the Articles of Incorporation)

It is proposed that Article 14-2 be added to Chapter III, General Meeting of Shareholders, of the Articles of Incorporation.

Article 14-2 A general meeting of shareholders may, in addition to the matters prescribed by the Business Corporation Law, resolve matters relating to the labor policies of the Company.

2. Reasons for Proposal

Although "*Shukan Gendai*" magazine ran a series of feature articles last year on an "unusual labor policy" concerning the Company's safety measures and labor-management relations, the Company neglected to address this by not responding to the magazine and its reporters and not offering any reasonable counterargument. As the Company's social reputation and credibility were undermined by these articles, its stock price did not increase in spite of reports of record-high profits by the Company in its fiscal 2007 semi-annual financial results.

This situation is considered a breach of management duty, and as shareholders we must act, and believe this matter should be remedied in light of compliance. We hereby propose to add "matters relating to the labor policies" to the matters to be resolved by general meetings of shareholders prescribed in the Articles of Incorporation in order to correct the "unusual labor policy" at general meetings of shareholders regardless of the past labor-management relationship, and to observe the management.

Agenda Item No. 6: Remedy of labor policies

1. Details of Agenda Item
(Maintenance of impartiality as employer and settlement of unusual labor-management relationship at the time of privatization)

Based on the amendment to the Articles of Incorporation proposed in Agenda Item No. 5, we propose the following.

(1) In order to remedy the "unusual labor policy" pointed out by "*Shukan Gendai*" magazine, the Company admits that there are multiple labor unions within the

Company and strictly maintains impartiality towards each union as required by the employer under labor laws.

(2) As the "unusual labor policy" has roots in the division and privatization of Japanese National Railways 20 years ago, the Company will address the issue of the "discharge of 1,047 employees" upon the division and privatization by (i) having the discharged persons employed by the Company or its affiliates and (ii) paying the appropriate amount of settlement money as proposed in Agenda Item No. 12, as the Company assumed personnel and material assets from Japanese National Railways and should resolve all labor disputes on this 20th anniversary year.

2. Reasons for Proposal

The "unusual labor policy" pointed out in "*Shukan Gendai*" magazine has deep roots in the distorted labor-management relationship upon the division and privatization of Japanese National Railways 20 years ago. Therefore, we hereby propose the above agenda item to build a sound labor-management relationship on this 20th anniversary year.

Even though the Supreme Court decision of December 22, 2003 denied the legal responsibility of the Company and each other JR company for the "discharge of 1,047 employees" described above, (i) two of the five judges filed dissenting opinions in the decision, (ii) the ILO has been requesting the parties involved, including the Japanese government which promoted the reform of Japanese National Railways, make efforts to resolve this matter, and (iii) as the discharged persons are aging and many of them have passed away, this is a humanitarian problem that should not go unattended. Guidelines for the resolution of this issue, which is difficult for the management to resolve by itself, should be determined at this general meeting of shareholders, to normalize the unusual labor-management relationship, which has been called the Company's negative side, and to establish compliance on this 20th anniversary year of the reform of Japanese National Railways.

Opinion of the Board of Directors on Agenda Items No. 5 and No. 6

The Board of Directors opposes to both items.

The Company duly conducts its business operations in compliance with laws and regulations. Moreover, the proposed agenda items request the general meeting of shareholders to be enabled to resolve matters concerning the execution of business and to resolve labor policies. However, as decisions on matters concerning the execution of business including labor policies are to be entrusted to the board of directors, we do not believe that these provision should be added to the Articles of Incorporation.

Additionally, with respect to Agenda Item No. 5, the Company has put every effort into building mutual trust between employees and management through sincere and frank discussions, with the belief that a sound and stable labor-management relationship is the basis for the Company's progress, based on reflection on the anomalous labor-management relationship at JNR. The Company will continue to resolve labor-management issues itself within the Company in a peaceful way at management conferences and collective bargaining sessions. Therefore, we do not believe that this provision should be added to the Articles of Incorporation.

As for Agenda Item No. 6, with respect to the so-called "refusal to hire employees" at the time of division and privatization of JNR, the Supreme Court handed down its final decision in December 2003 which found that the Company's argument regarding interpretation of Article 23 of the Law concerning Reform of Japanese National Railways, which has been the principal controversy, was legitimate.

Agenda Item No. 7: Partial amendment to the Articles of Incorporation (2)

1. Details of Agenda Item
(Disclosure to shareholders of individual director's remuneration)

It is proposed that Article 14-3 be added to Chapter III, General Meeting of Shareholders, of the Articles of Incorporation.

Article 14-3 With respect to the remuneration paid to individual directors, the top five directors' individual remuneration amounts shall be disclosed by being listed in the business report of the convocation notice for the general meeting of shareholders for each fiscal year.

2. Reasons for Proposal

Although the same request has been made every year in a pre-meeting questionnaire or a statement at the general meeting of shareholders, the Company has only disclosed the total amount of remuneration paid to directors. In the United States, listed companies are required to disclose individual remuneration amounts for at least the top five directors including the CEO in the convocation notice for each general meeting of shareholders. This type of individual disclosure has also been adopted in the United Kingdom, France, Australia and South Africa.

As a Japanese leading railway transport company, the Company should disclose individual remuneration amounts for at least the top five directors in order to promote management transparency by clarifying the link between business results and directors' remuneration, as well as the link between directors' individual contributions and the amount of their individual remuneration. We propose the above with the belief that it will improve the Company's social reputation as a public transport operator and increase its corporate value.

Opinion of the Board of Directors on Agenda Item No. 7

The Board of Directors opposes this item.

The maximum monthly remuneration to Directors was proposed and approved at the 6th Ordinary General Meeting of Shareholders held on June 29, 1993, and specific bonuses to Directors is proposed in Agenda Item No. 4 for approval at this General Meeting of Shareholders. The retirement benefit scheme for Directors and Corporate Auditors was abolished at the conclusion of the 17th Ordinary General Meeting of Shareholders held on June 23, 2004, and it was approved at the same meeting that appropriate retirement benefits be paid in accordance with the Company's regulations to the Directors reappointed at that meeting. Moreover, the amount of remuneration, etc. paid to Directors is described in the

Business Report in accordance with laws and regulations. These methods are legal and appropriate in light of laws and regulations as well as Japanese business practice.

The Board of Directors believes that it is important and sufficient to disclose the total amount of remuneration, etc. paid to Directors as management costs, and therefore it is not necessary to add this provision to the Articles of Incorporation.

Agenda Item No. 8: Partial amendment to the Articles of Incorporation (3)

1. Details of Agenda Item
(Requirement for appointment of outside Directors)

It is proposed that Paragraph 2 be added to Article 20, Chapter IV, Directors and Board of Directors, of the Articles of Incorporation.

> 2. At least three of the Directors referred to in the previous paragraph must be outside Directors.

2. Reasons for Proposal

It is well known that the Business Corporation Law provides for the appointment of outside directors and requires companies to reinforce monitoring by outside parties and to establish compliance. As the Company is a railway operator, its lifeline is the customer's trust based on safety and security. If the Company loses this trust, its existence as a public transport operator will be threatened.

Nevertheless, not only did the Company have an accident on the Uetsu line which took five precious lives, but there has been an increasing number of transport disruptions, which has put the Company in a serious situation. Moreover, the "unusual labor policy" mentioned in Agenda Items 5 and 6 will endanger the transport safety and is actually causing cases concerning the labor policies to be heard by the court. In light of establishing compliance, daily observance by outside parties should be reinforced to maintain security and establish a system to restore the trust of the Company's customers.

From this viewpoint, we hereby propose to provide in the Articles of Incorporation a requirement to appoint of at least a certain number of outside Directors.

Opinion of the Board of Directors on Agenda Item No. 8

The Board of Directors opposes this item.

The Company recognizes the importance of the role of outside Directors, and currently has two outside Directors on its board with objectives such as reinforcing supervision of its management. These directors fulfill their roles by, for example, speaking on the Company's management agenda at the meeting of the Board of Directors. The appropriate number of outside Directors may vary from time to time according to the business environment and other factors, so it is appropriate for the Board of Directors to recommend most suitable number of outside Directors candidates under specific circumstances, and this number should not be restricted by the Articles of Incorporation.

Therefore, we do not believe that this provision should be added to the Articles of Incorporation.

Agenda Item No. 9: Partial amendment to the Articles of Incorporation (4)

1. Details of Agenda Item
(Deletion of Article 25 (Principal Executive Advisers and Advisers, etc.) of the current Articles of Incorporation and addition of new Article 25 (Special Committee))

It is proposed that the current Article 25 (Principal Executive Advisers and Advisers, etc.) of Chapter IV, Directors and Board of Directors, of the Articles of Incorporation be deleted and a new Article 25 (Special Committee) be added.

Current Article 25 (Principal Executive Advisers and Advisers, etc.)

1. The Company may, by resolution of the Board of Directors, appoint one (1) or more Principal Executive Adviser, Adviser and Consultant.

2. The Principal Executive Advisers shall handle fundamental management policies, the Advisers shall handle general affairs and the Consultants shall handle specific business matters, upon request for advice by the President.

New Article 25 (Special Committee)

1. The Board of Directors may, upon mutual election, establish Special Committees consisting of at least three Directors within the Board of Directors to handle specific issues.

2. At least one-third (1/3) of the members of each Special Committee provided in the previous paragraph must be outside Directors.

3. The Board of Directors shall respect the results of any investigation and consultation by and opinions of each Special Committee, and shall resolve such matters handled by each Special Committee.

4. For the time being, the Company shall establish a Labor Policy Supervision Committee and a Safety Supervision Committee as its Special Committees.

2. Reasons for Proposal

The provisions of the current Article 25 concerning the Principal Executive Advisers, Advisers and Consultants allows retired Directors or outside parties to be involved in corporate management, which is inappropriate in light of compliance as their legal authority and responsibility is ambiguous and their remuneration is not under the supervision of the general meeting of shareholders. These persons should be elected as Directors if necessary, and the current Article 25 should be deleted.

On the other hand, the function of the Board of Directors should be reinforced by enabling the establishment of project teams within the Board of Directors to research, investigate and discuss specific issues and responsibly address those issues in place of the Principal Executive Advisers, Advisers and Consultants. To that end, we hereby propose this amendment to the Articles of Incorporation to enable establishment of Special Committees.

As discussed above, the Company caused an accident on the Uetsu line and there have been an increasing number of transport disruptions, and the Company's "unusual labor policy" has presented serious problems. Therefore, we hereby propose to establish a Labor Policy Supervision Committee and a Safety Supervision Committee for the time being to address these issues.

Opinion of the Board of Directors on Agenda Item No. 9

The Board of Directors opposes this item.

The Principal Executive Advisers of the Company respond to the inquiries from the President on the basic management policy, the Advisors on the general business of the Company and the Consultants on specific business matters, and they have contributed to the progress of the Company and the Group.

Additionally, the Company has made ensuring the safety and comfort of its customers the highest-priority, implemented the "Safety Plan 2008", the forth five-year plan for safety measures, which was established in 2004, and is currently promoting this plan. Moreover, the Company has put every effort into building mutual trust between its employees and management through sincere and frank discussions, with the belief that sound and stable labor-management relationship is the basis for the Company's progress. The Company will continue to resolve the labor-management issues itself within the Company in a peaceful way at management conferences and collective bargaining sessions.

Therefore, we do not believe that its is necessary for the current Article 25 of the Articles of Incorporation to be deleted and new provision to be added.

Agenda Item No. 10: Dismissal of Directors

1. Details of Agenda Item
(Dismissal of five Directors responsible for inappropriately responding to "*Shukan Gendai*" magazine)

It is proposed that the following five Directors be dismissed.

1. Mutsutake Otsuka (Chairman and Director)
2. Satoshi Seino (President and CEO)
3. Tetsuro Tomita (Executive Director)
4. Yuji Fukasawa (Director)
5. Kazuyuki Kogure (Executive Director)

2. Reasons for Proposal

The above five Directors, as highest executives of the Company (Chairman and President) or Directors responsible for labor, personnel and general affairs, should have appropriately responded to press reports by "*Shukan Gendai*" magazine, but they neglected to do so and failed to perform their duties by letting the Company's reputation and credibility be undermined, which is considered a breach of the duty of a good manager. Moreover, these Directors have been unwilling to remedy the "unusual labor policy" described in this magazine even after its report was published.

Accordingly, we hereby propose to dismiss the above five Directors.

Opinion of the Board of Directors on Agenda Item No. 10

The Board of Directors opposes this item.

We believe that the Directors Messrs. Mutsutake Otsuka, Satoshi Seino, Tetsuro Tomita, Yuji Fukasawa and Kazuyuki Kogure have distinguished personality and insight, and in managing the Company are working with sincerity for the Company's progress. They are undoubtedly suitable as Directors, and it is unfair to propose their dismissal.

Agenda Item No. 11: Election of Directors

1. Details of Agenda Item
(Election of Directors)

It is proposed that the following persons be elected as Directors.

1. Hisayoshi Serizawa (April 18, 1931)

March 1954	Graduated School of Law I, Waseda University
April 1979	Professor, Kochi Junior College (Social Policy and Sociology)
Oct 1981 to Sept 1984	Dean of Students
Oct 1984 to March 1993	Deputy President
March 1998	Age-limit retirement (Professor Emeritus, Kochi Junior College)
April 2000	Visiting Researcher, The Ohara Institute for Social Research, Hosei University (continuing to the present)

Membership: Japan Labor Law Association, Society for the Study of Social Policy, The Institute of Politics and Economics (Head of Labor Issue Research Office)

Number of the Company's shares owned: None

2. Fusao Shimoyama (May 16, 1933)

March 1956	Graduated Faculty of Economics, The University of Tokyo
Nov 1979	Doctor of Business Administration, Meiji University

June 1967 to March 1987 Teacher, Associate Professor and Professor at Faculty of Economics, Yokohama National University
April 1987 to March 1997 Teacher's Office and Professor at Faculty of Economics, Kyushu University
April 1994 to March 1997 Teacher, Graduate School of Social and Cultural Studies, Kyushu University
April 1997 Professor Emeritus, Kyushu University (continuing to the present)
April 1998 to March 2000 President, Shimonoseki City University
Nov 1998 Professor Emeritus, Qingdao University (continuing to the present)

Number of the Company's shares owned: None

3. Makoto Sataka (January 19, 1945)

March 1967 Graduated Faculty of Law, Keio University
High school teacher
Editor in chief of economic magazine
Critical writer
Sept 2005 President, K.K. Kin'yobi (continuing to the present)

Number of the Company's shares owned: None

4. Hisakatsu Nihei (March 23, 1945)

March 1963 Graduated Sukagawa High School, Fukushima
1964 Entered Origin Electric Co., Ltd.
Secretary General and Chairman of Origin Electric Labor Union (currently Advisor)
April 2002 Chairman, Union for Joint Struggle against JNR (continuing to the present)

Number of the Company's shares owned: 1

5. Yoshinori Takahashi (January 2, 1944)

April 1962 Entered Japanese National Railways
Oct 1991 Executive Chairman, National Railway Workers' Union, Tokyo Headquarters
Aug 1997 Executive Chairman, National Railway Workers' Union, Central Headquarters
April 2002 Advisor, Union for Joint Struggle against JNR (continuing to the present)

Number of the Company's shares owned: None

(Note) The above description lists all information provided by the proposing shareholders.

2. Reasons for Proposal

We hereby nominate the above five persons as candidates for Directors.

These persons are appropriate to be appointed as "outside Directors" as proposed in Agenda Item No. 8 and to become members of the Labor Policy Supervision Committee and Safety Supervision Committee as outside Directors as proposed in Agenda Item No. 9.

Opinion of the Board of Directors on Agenda Item No. 11

The Board of Directors opposes this item.

With respect to the election of Directors, we believe that the composition of the Directors after approval of Agenda Item No. 2 concerning the election of Directors is the most appropriate and sufficient composition. Therefore, we do not believe that the proposed five candidates should be elected as Directors.

Agenda Item No. 12 Proposal for appropriation of retained earnings

1. Details of Agenda Item
(Opposition to the Company's proposal and new proposal for appropriation of retained earnings)

It is proposed that retained earnings for general reserve be appropriated as follows.

(1) Item and amount of retained earnings to be reduced

Retained earnings carried forward:	40 billion yen

(2) Item and amount of retained earnings to be increased

Reserve for return of 1,047 discharged employees of JNRSC to the original workplace	20 billion yen
Reserve for merger of local lines	20 billion yen

2. Reasons for Proposal

When Japanese National Railways was divided and privatized, 1,047 opposing members of the labor union were not employed by any of the divided and privatized JR companies. Each of the JR companies originated in and economically succeeded the former Japanese National Railways. East Japan Railway Company has a responsibility to allow many of those discharged employees to return to their original workplace, as it is the largest company established by the division and privatization. Therefore, we hereby request to establish the above reserves.

Additionally, when Japanese National Railways was divided and privatized, many of the local lines entered the semi-public sector. Most of these local lines have experienced deterioration in their profits and financial condition, and are at risk of shutting down. As railway is a more energy-efficient mode of transportation than vehicles and is easy for friendly to seniors and children to use and does not harm the environment, we hereby propose to establish the above reserves in order to merge these local lines as soon as possible and maintain their sound and sustainable management.

Opinion of the Board of Directors on Agenda Item No. 12

The Board of Directors opposes this item.

In determining the appropriation of earnings, we have been taking into consideration enhancement of retained earnings for the future development of our business focusing on station and railway operations on a sound foundation, as well as stable return of profits to shareholders in the light of performance trends.

Based on this policy, we believe that it is most appropriate that Agenda Item No. 1 on appropriation of retained earnings be approved.

END